INTEGRITY MUTUAL FUNDS
1 North Main Street
Minot, North Dakota  58703

November 1, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Disclosure and Review
Attn:  Christina DiAngelo (202) 551-6963
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Response to comments received on the Sarbanes-Oxley review of the annual reports for the following funds managed by Integrity Money Management, Inc., a wholly owned subsidiary of Integrity Mutual Funds, Inc.:

Fund	Fiscal Year-End	811#
Integrity Managed Portfolios, Inc.		811-06153
Kansas Insured Intermediate Fund		July 29th, 2005
Kansas Municipal Fund		July 29th, 2005
Nebraska Municipal Fund		July 29th, 2005
Oklahoma Municipal Fund		July 29th, 2005
Maine Municipal Fund		July 29th, 2005
New Hampshire Municipal Fund		July 29th, 2005

Ms. DiAngelo:

Below are each of the comments received on the annual shareholder reports reviewed by the Office of Disclosure and Review.  Each comment contains a response prepared by Integrity Mutual Funds, Inc.  The management of Integrity Mutual Funds, Inc. acknowledges that:

  the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following comments and responses relate to the July 29, 2005 Integrity Managed Portfolios N-CSR.

Management’s Discussion of Fund Performance (“MDFP”)

1.         Form N-1A, Item 5- Discuss the factors that materially affected the fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the fund’s investment adviser.

Each of the Funds’ MDFP discuss general economic conditions and briefly discuss the fund’s performance relative to the benchmark for the fiscal year. Expand the discussion of fund performance compared with that of the benchmark.  For example, disclose why the fund performed better or worse than the benchmark.  Perhaps highlight securities that contributed to and detracted from performance and include state-specific factors that contributed to each fund’s performance.

RESPONSE:  Portfolio managers will include the appropriate discussion for all N-1A’s filed going forward.

Disclosure of Fund Expenses:

1.         Form N-1A, Item 22(d)(1)- The funds are required to calculate the fund expenses in the “Disclosure of Fund Expenses” section based on the most recent fiscal half-year.  All of the funds’ current reports have calculated the fund expenses based on the period covered in the report (1 year).

RESPONSE:  The proper calculation for the most recent fiscal half-year will be reflected in all reports going forward.  We will also re-file the Integrity Managed Portfolios N-CSR for the most recent filing period.  Additional disclosure on the update will be provided to shareholders as an insert to the Prospectus mailings at the end of November 2005.

Statement of Changes in Net Assets:

1.              Regulation S-X, Article 6-09, Item 7- Funds should disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period. The funds that have undistributed net investment income balances in the “Net assets are represented by” section of the Statement of Assets and Liabilities should also have a corresponding parenthetical disclosure or separate line item in the Statement of Changes in Net Assets. Example: Maine Municipal Fund has an amount of $8,509 for “accumulated undistributed net investment income”.  This should be reflected in the Statement of Changes in Net Assets as a parenthetical disclosure or a separate line item under the “NET ASSETS, END OF PERIOD” line item.

RESPONSE:  This line item will be added in all future reports.

Notes to Financial Statements

1.         The Notes to Financial Statements in all of the funds state in Note 6 the net unrealized appreciation on investments held at the end of the period. It was noted that in all of the Integrity Managed Portfolios Funds excluding Kansas Insured Intermediate Fund that the net unrealized appreciation in Note 6 is different than the amount listed in the “components of accumulated earnings/(deficit) on a tax basis” section in the Federal and state income taxes section of Note 2.  It is recommended that extra wording be added to Note 6 to explain that the net appreciation amount is the book value amount and not the tax value that is reflected in the “components of accumulated earnings/(deficit) on a tax basis” section.  Adding an explanation that the difference between book value and tax value is due to differing treatment for market discount should also be considered.

RESPONSE:  This will be updated in future reports.

Form N-CSR Item 4(b)

1.         Provide a more detailed description of the nature of the services comprising the fees disclosed under this category (Agreed upon procedures-detail).  According to the NSCR instructions, “Registrants shall describe the nature of the services comprising the fees disclosed under this category”.

RESPONSE:  This will be updated going forwarded and this section will be updated for July 29, 2005 and re-filed with the other changes that are to be made.

Form N-CSR Item 4(e)(2)

1.            Disclose the percentage of services in each of the N-CSR Item 4 paragraphs (b) through (d) that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. 0% is the response that should have been in the most recent filing.

RESPONSE: This will be updated going forward and this section will be updated for July 29, 2005 and re-filed with the other changes that are to be made.

Form N-PX

1.            Instructions to Form N-PX state that the report must be signed by the principal executive officer. Brent Wheeler signed the reports in his capacity as Treasurer, however, Robert Walstad should have signed in his capacity as the principal executive officer.

RESPONSE: All reports will be corrected going forward.  We will also re-file the latest N-PX filing with the correct signor.

Form N-Q

1.         Article 12-12 of Regulation S-X requires a footnote at the end of the portfolio holdings schedule that reflects the aggregate cost of securities, net unrealized appreciation of investments, and breakout of gross unrealized appreciation and gross unrealized depreciation.  Including other portfolio-related notes is suggested but not required at this time.

RESPONSE:  All reports will be updated with the following disclosure going forward.

The aggregate cost of securities for federal income tax purposes was substantially the same for financial reporting purposes at $xxxx.  The net unrealized appreciation of investments based on the cost was $xxxx, which is comprised of $xxxx aggregate gross unrealized appreciation and $xxxx aggregate gross unrealized depreciation.

Sincerely,

Integrity Mutual Funds, Inc.

By:	/S/Brent M. Wheeler
Chief Compliance Officer